UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news.

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

ICICI Bank Limited (“the Bank”), in its disclosure filed with the stock exchanges on May 28, 2023, had communicated that its Board of Directors had approved an increase in the shareholding in ICICI Lombard General Insurance Company Limited (“Company”), in multiple tranches up to 4.0% additional shareholding, as permissible under applicable law, to ensure compliance with Section 19(2) of the Banking Regulation Act, 1949 and make the Company, a subsidiary of the Bank, subject to receipt of necessary regulatory approval(s). Vide its disclosures dated August 5, 2023 and September 2, 2023, the Bank had communicated that it had received the approval from Reserve Bank of India and the Insurance Regulatory & Development Authority of India in connection with the above.

We wish to inform that, in line with the above, the Bank has today, through the stock exchange mechanism, purchased 8,098,658 equity shares of face value of ₹10 each of the Company, representing approximately 1.65% of its equity share capital at December 31, 2023, for an approximate consideration of ₹13.56 billion. Following this, the Bank’s shareholding in the Company stands at approximately 49.5%.

Please take the above information on record.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: February 27, 2024	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Assistant General Manager